Exhibit 1

PRESS RELEASE

Gentium Appoints Adrian Haigh as Senior Vice President of Commercial Operations

VILLA GUARDIA (COMO), Italy, March 3, 2011 (GLOBE NEWSWIRE) -- Gentium S.p.A. (NASDAQ: GENT) (the “Company”) today announced Adrian Haigh has been appointed to the new position of Senior Vice President, Commercial Operations.  Haigh will be responsible for preparing the Company for the future commercial launch of Defibrotide following regulatory approval.

Adrian Haigh joins Gentium with 28 years of experience in the pharmaceutical and biotechnology fields and has held various senior roles in European commercial operations.  Most recently, he served as a Regional Vice President of Commercial Operations for Biogen Idec.  Prior to that, Mr. Haigh spent several years at Amgen, where he held various general management positions overseeing several European territories, and was the head of the international oncology franchise.  Mr. Haigh’s career also includes positions with SmithKline Beecham, Schering Plough and Novo-Nordisk, and spans a variety of product classes, therapeutic areas, and responsibilities—including new product introductions and establishing sales infrastructures.

“We are pleased to have a seasoned professional like Adrian Haigh to lead our corporate efforts in the commercialization of Defibrotide,” said Dr. Khalid Islam, Chairman and Chief Executive Officer of Gentium. “Gentium retains rights to Defibrotide in Europe and other territories outside of the Americas, so Mr. Haigh’s extensive sales and marketing experience in the European territories will be an important asset to us.  With our preclinical and clinical work now completed, we remain on track to submit regulatory filings in both Europe and the US by the end of Q2 2011.”

“I have been impressed by results obtained with Defibrotide to date and the reception the product has already received within the clinical community,” said Adrian Haigh.  “More than 200 clinics across 30 countries have purchased Defibrotide through the Company’s expanded access program. My priority is to quickly ensure that all patients with (or at risk of developing) this life threatening condition have the possibility to benefit from this significant therapeutic advancement.”

About Gentium
Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the U.S. FDA and Orphan Medicinal Product Designation by the European Commission both to treat and to prevent VOD and Fast Track Designation by the U.S. FDA to treat VOD.

Cautionary Note Regarding Forward-Looking Statements
This press release contains "forward-looking statements." In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results, including with respect to any future regulatory approval, may differ materially from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20-F filed with the Securities and Exchange Commission under the caption "Risk Factors."

SOURCE: Gentium S.p.A.

Gentium S.p.A.
Salvatore Calabrese, +39 031-385-287
Chief Financial Officer and Senior Vice President
scalabrese@gentium.it

or

The Trout Group
Marcy Nanus, +1 646-378-2927
mnanus@troutgroup.com